

September 6, 2012

Via E-mail
Mr. Scott Sheldon
Chief Financial Officer
Allegiant Travel Company
8360 S. Durango Drive
Las Vegas, Nevada 89113

> **Re:** **Allegiant Travel Company**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 001-33166**

Dear Mr. Sheldon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Sources and Uses of Cash, page 32

1. Please expand your disclosure to include a comparative analysis of the cash flows attributable to your operating activities, investing activities, and financing activities for the two earliest periods presented in the statement of cash flows – for example, fiscal year 2010, as compared to fiscal year 2009. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K for further guidance.

Operating activities, page 32

2. We note the reference to noncash items as part of your analysis of the variance in cash provided by operating activities for fiscal year 2011, as compared to fiscal year 2010. In this regard, please expand your analysis to also address items that directly affect cash flows and provide both quantification and a discussion of the underlying factors associated with those cash items cited.   Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for further guidance.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 45

3. We note your disclosure that "revenues from air-related charges are recognized when the transportation is provided if the product is not deemed independent of the scheduled service." This disclosure implies that you provide certain air-related products and/or services that you do deem to be independent of your scheduled service. In this regard, please tell us and disclose the nature of any air-related charges that are recognized prior to when transportation is provided based upon the determination that the associated products and/or services are independent of the scheduled service. Also, tell us the basis for your accounting treatment.

Note 5. Long Term Debt

Senior Secured Term Loan Facility, page 49

4. Please tell us and disclose the nature of the associated mandatory prepayments, as well as their timing and amount. If the amounts are not quantifiable, tell us and disclose the basis for determining the amounts.

Note 6. Leases, page 49

5. We note that for each of the years from 2012 through 2014, your table of "scheduled future minimum lease payments under operating leases with initial or remaining non-cancelable lease terms in excess of one year" reports operating lease payment obligations that are substantially higher than the $8.3 million of total rental expense recognized for aircraft and non-aircraft operating leases for fiscal year 2011. We also note per the disclosure in this footnote that, effective as of January 2012, you no longer have any

aircraft that are held under operating leases. Given the observations noted above, please tell us and disclose the reason why your future minimum lease payments are expected to increase for the period from 2012 through 2014. In addition, consider whether it would be appropriate for you to provide additional disclosure related to the expected increase in your operating lease payments within MD&A – particularly, in regard to the potential impact to your future results of operations and/or liquidity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 if you have questions regarding our comments on the financial statements and related matters. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief